1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

July 26, 2017

VIA EDGAR

Mr. James O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935
and Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,758

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,758 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 and the Investment Company Act of 1940 on behalf of the iShares Core S&P U.S. Growth ETF (the “Growth Fund”) and the iShares Core S&P U.S. Value ETF (the “Value Fund,” and together with the Growth Fund, the “Funds”), each a series of the Trust.

The comments were provided on June 30, 2017, with a supplemental conversation on July 11, 2017. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Funds’ Prospectuses unless otherwise defined in this letter.

Comment 1: Please confirm that the Funds provided their shareholders with adequate prior notice of changes of the Underlying Indexes.

Response: The Trust supplemented the Funds’ Prospectuses to inform the Funds’ shareholders of the change to their Underlying Indexes on December 16, 2016. The Trust respectfully believes that appropriate notice was provided as may be required by the Investment Company Act of 1940 and the rules thereunder.

Comment 2: Please provide a brief explanation of “growth characteristics” as used in the Growth Fund’s “Principal Investment Strategies” section stating that “[the Underlying Index] is a subset of the S&P 900, which combines the S&P 500® and the S&P MidCap 400® and consists of those stocks in the S&P 900 exhibiting strong growth characteristics, as determined by S&P Dow Jones Indices LLC.”

Response: The Growth Fund’s Underlying Index consists of stocks in the S&P 900 exhibiting the strongest growth characteristics as measured by three factors: (i) three-year sales growth rate; (ii) three-year change in earnings to price; and (iii) twelve-month momentum (i.e., percentage change in price over the past twelve months). The Growth Fund’s Underlying Index represents approximately 67% of the market capitalization of the S&P 900.

Comment 3: Please disclose the percentage of the Growth Fund’s Underlying Index that was invested in the consumer discretionary and technology sectors as of March 31, 2017 and how often the Underlying Index is reconstituted.

Response: The percentage of the Growth Fund invested in the consumer discretionary and information technology sectors was 16.56% and 33.75%, respectively. Each of these sectors are described under “Principal Investment Strategies” and their related risks are described under “Principal Risks.” Although the Trust does not note the percentage of concentrations in the Prospectus as they change (both from market appreciation/deprecation and as the Underlying Index is reconstituted), current information is available to shareholders on the iShares website.

The Statement of Additional Information will be revised to include disclosure that the Underlying Index is rebalanced annually in December. Rebalances occur after the close on the third Friday of December and are based on growth and value metrics after the close of the last trading date in November.

Comment 4: Please disclose whether each Fund’s Underlying Index is currently concentrated.

Response: The Growth Fund’s Underlying Index is currently concentrated (i.e., has greater than 25% exposure) in the information technology sector and the Value Fund’s Underlying Index is currently concentrated in the financials sector. Each of these sectors are described under “Principal Investment Strategies” and their related risks are described under “Principal Risks,” as applicable.

Comment 5: It appears there have been material changes to the strategy sections of the Funds. Please add disclosure to the text or footnote to clarify that such strategies have changed. Investors may not realize the extent of the change based on the current footnote, which provides information about each Fund’s year-to-date return and best and worst calendar quarter returns. We suggest also adding the text to the paragraph preceding the “Performance Information” table. If each Fund’s strategy has materially changed more than once, please disclose each material change. Investors should have this information so that they can review performance in light of such strategies.

Response: The Trust respectfully directs the Staff’s attention to each Fund’s disclosure in the “Principal Investment Strategies” section describing that the Fund’s Underlying Index has changed. The Growth Fund states, “Prior to the selection of the Underlying Index on January 23, 2017, the Fund tracked the Russell 3000® Growth Index,” and the Value Fund states, “Prior to the selection of the Underlying Index on January 23, 2017, the Fund tracked the Russell 3000® Value Index.”

The “Performance Information” section for each Fund also lists the average annual total returns for both the current and previous Underlying Indexes and includes a footnote stating, for the Growth Fund, that “Effective January 23, 2017, the Fund’s Underlying Index changed from the Russell 3000® Growth Index to the S&P 900 Growth Index.” The Value Fund includes a similar footnote stating, “Effective January 23, 2017, the Fund’s Underlying Index changed from the Russell 3000® Value Index to the S&P 900 Value Index.”

Comment 6: Please provide a brief explanation of “value characteristics” as used in the Value Fund’s “Principal Investment Strategies” section stating that “[the Underlying Index] is a subset of the S&P 900, which combines the S&P 500® and the S&P MidCap 400® and consists of those stocks in the S&P 900 exhibiting strong value characteristics, as determined by S&P Dow Jones Indices LLC.”

Response: The Value Fund’s Underlying Index consists of stocks in the S&P 900 exhibiting the strongest value characteristics measured by three ratios: (i) book value-to-price; (ii) earnings-to-price; and (iii) sales-to-price. The Value Fund’s Underlying Index represents approximately 67% of the market capitalization of the S&P 900.

Comment 7: Please disclose the percentage of the Value Fund’s Underlying Index that was invested in the financial sector as of March 31, 2017 and how often the Underlying Index is reconstituted.

Response: The percentage of the Value Fund invested in the financials sector was 26.06%. The financials sector is described under “Principal Investment Strategies” and its related risks are described under “Principal Risks.” As noted in response to Comment No. 3, although the Trust does not note the percentage of concentrations in the Prospectus as they change (both from market appreciation/deprecation and as the Underlying Index is reconstituted), current information is available to shareholders on the iShares website.

As also noted in response to Comment No. 3, the Statement of Additional Information will be revised to include disclosure that the Underlying Index is rebalanced annually in December. Rebalances occur after the close on the third Friday of December and are based on growth and value metrics after the close of the last trading date in November.

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin Haskin
Benjamin Haskin

cc:	Christy Chen
Michael Gung
Nicole Hwang
Joel Whipple
Ashley Singletary-Claffee

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